COVER LETTER

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON 8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

October 27, 2014

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re: Westgate Acquisitions Corporation

Amendment No. 2 to

Form 10-K for Year Ended December 31, 2013 (Filed August 27, 2014)

SEC File No.  000-53084

Dear Mr. Reynolds:

In response to your letter dated September 3, 2014, the following information relating to the single comment in your letter, is hereby submitted on behalf of Westgate Acquisitions Corporation (“Westgate” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 2 to the Annual Report on Form 10-K is being filed concurrently with this letter.  The Company has made certain revisions to Amendment No. 2 in response to the Staff’s comments as described below.

Form 10-K for the Year Ended December 31, 2013

History, Page 3

Comment 1.

We note your response to comment 1 indicating you have modified your filing and corrected the claim names and locations. We re-issue comment 1. Our review of the listing for current unpatented mining claims in Townships 7-10 and Ranges 14-16 E indicates only 8 claims (Cap 3-10) are valid and owned by Westgate Acquisitions Corporation in Sections 15, 16, 21, and 22 for Township 8 South, Range 15 East. Please modify your filing and correct this discrepancy. In addition, please file the agreement through which you acquired ownership of your mineral claims. Refer to Item 601(b) (10) of Regulation S-K.

Response to Comment 1:  As we explained in our response to your previous letter, prior to the closing of the acquisition agreement the parties revised the claims that were to be transferred. Regrettably, those changes were not completely identified in amendment no. 1 filed on August 27, 2014.  We have again revised the second paragraph under the “History” subheading on page 3 and also the “History of Claims” heading on page 5 to disclose the exact claims transferred.  Further, the claims map on page 5 is correct as previously filed.

Please review Amendment No. 2 to the Company’s Form 10-K annual report for the year ended December 31, 2013. Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with copies to the Company at wico@xmission.com and secretary@xmission.com.

Yours truly,

  /S/ Leonard E. Neilson

Leonard E. Neilson

:ae

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